Filed Pursuant to Rule 253(g)(2)
File No. 024-11105

FUNDRISE EREIT XIV, LLC

SUPPLEMENT NO. 8 DATED DECEMBER 7, 2020
TO THE OFFERING CIRCULAR DATED DECEMBER 6, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eREIT XIV, LLC (the “Company”, “we”, “our” or “us”), dated December 6, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 6, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – SFR (Reflections) I, LLC

On December 1, 2020, we directly acquired ownership of a “majority-owned subsidiary,'' SFR (Reflections) I, LLC (the “Water Terrace Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of approximately $18,643,000, which is the initial stated value of our equity interest in the Water Terrace Controlled Subsidiary (the “Water Terrace Investment”). The Water Terrace Controlled Subsidiary used the proceeds to recapitalize a multifamily community totaling 438 units and approximately 453,000 rentable square feet located at 10000 Reflections Blvd W Sunrise, FL 33351 (the “Water Terrace Property”).

The Water Terrace Controlled Subsidiary is managed by Lyon Living (“Lyon”). Lyon is a vertically integrated, Los Angeles based company with a current portfolio of 7,500 apartments throughout 37 properties in California, Colorado, Georgia, Florida, and Nevada. Since its inception, Lyon has acquired, managed, and/or renovated over 23,000 units and developed over 15,000 units.

Pursuant to the agreements governing the Water Terrace Investment (the “Water Terrace Operative Agreements”), our consent is required for all major decisions regarding the Water Terrace Property. In addition, we are entitled to receive a preferred economic return of 10.10% on the Water Terrace Investment, with 6.0% paid current in years 1-3, and 8.0% paid current in years 4-10. The remainder will accrue to December 1, 2030 (the “Water Terrace Redemption Date”). In addition, an affiliate of our Manager earned an origination fee of approximately 1.50% of the Water Terrace Investment, paid directly by the Water Terrace Controlled Subsidiary.

The Water Terrace Property was recapitalized for an approximate value of $93,000,000. Simultaneous with the closing of the Water Terrace Investment, senior financing was provided through a $67,500,000 secured loan from JLL/Freddie Mac (the “Water Terrace Senior Loan”). The Water Terrace Senior Loan features a 10-year term and 10 years interest-only at a fixed rate of 2.81%. Aggregate with the Water Terrace Senior Loan, the Water Terrace Investment features a LTV of approximately 92.7% based on the recapitalization value of approximately $93,000,000. The combined LTV ratio is the amount of the Water Terrace Senior Loan plus the amount of the Water Terrace Investment, divided by the recapitalization value of the Water Terrace Property. LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV to define leverage for properties that are generating cash flow.

Water Terrace is comprised of one and two bedroom residential units across 44 buildings situated on 33 acres. The property was built in 1987 and is 95.58% occupied. It offers modern floor plans including garden style and townhomes in addition to featuring a mix of black and stainless-steel appliances, granite countertops, white cabinets, in-unit washer/dryer, walk in closets, and vinyl plank flooring. Community amenities will include resort-style pool & spa, BBQ area, fitness center, gaming center, clubhouse, tennis courts, business center, and pet park.

Lyon intends to complete remaining interior unit renovations and will renovate the exteriors / common area amenities. Interior renovations include full upgrades on the remaining unrenovated 17 units. Exterior/common area renovations include the addition of a dog park, conversion of a storage building into a gym, the renovation of the existing gym into a new amenity space, new paint and new pool furniture.

The property is located along the Sawgrass Expressway in the NW Ft. Lauderdale suburb of Sunrise, FL (Broward County). Broward County is the 8th largest MSA in the nation and has ranked top 3 MSA for percent of job growth from 2016-2018. The submarket presents a strong investment opportunity arising from steady rent growth and a central location to both Ft. Lauderdale and Miami.